UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALLOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

019777101

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

October 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.	I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Partners LLC	I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus & Co.	I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus LLC	I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 019777101

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2005 (as amended by Amendment No. 1 and Amendment No. 2 (“Amendment No. 2”) thereto previously filed with the SEC on May 30, 2008 and July 21, 2011, respectively) (the “Original Schedule 13D”).  This Amendment No. 3 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”) and the general partner of WP VIII,  Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP VIII, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control WP VIII, WP Partners, WP and WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP Partners, WP and WP LLC are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  The holdings of the Warburg Pincus Reporting Persons indicated in this Amendment No. 3 include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE VIII  I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.  WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the Investors are referred to in this Amendment No. 3 as the “Group Members”.

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  References herein to the “common stock” are to shares of common stock, par value $0.001 per share (the “Common Stock”), of Allos Therapeutics, Inc., a Delaware corporation (the “Company”).  Each Group Member disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

Item 4.	Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 21, 2011, the Company announced that the Agreement and Plan of Merger and Reorganization, dated July 19, 2011 and as amended August 8, 2011 (the “Merger Agreement”), by and among the Company, AMAG Pharmaceuticals, Inc. (“AMAG”) and Alamo Acquisition Sub, Inc. a wholly-owned subsidiary of AMAG, was terminated.

As described in Amendment No. 2, WP VIII entered into a Voting Agreement (the “Voting Agreement”) and a Stockholders Agreement (the “Stockholders Agreement”) with AMAG, each dated as of July 19, 2011, in connection with the Merger Agreement.  Upon termination of the Merger Agreement, each of the Voting Agreement and Stockholders Agreement terminated pursuant to its terms.

All agreements between WP VIII and the Company entered into prior to the date of the Merger Agreement, including, without limitation, the letter agreement dated March 4, 2005, the Securities Purchase Agreement dated March 2, 2005 and the Registration Rights Agreement dated March 2, 2005 (collectively, the “Prior Agreements”), will remain in effect until otherwise terminated in accordance with their respective terms.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                  As of October 26, 2011, by reason of their respective relationships with the Investors and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 26,124,430 shares of Common Stock of the Company, which is approximately 24.7% of the outstanding Common Stock of the Company, which percentage is based on 105,677,486 shares of Common Stock of the Company which were outstanding as of August 1, 2011 (as indicated in the Company’s Quarterly Report on Form 10-Q filed on August 4, 2011).

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Group Member disclaims beneficial ownership of all shares of Common Stock of the Company, other than those reported herein as being owned by it.

(b)           Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock of the Company it may be deemed to beneficially own as of October 26, 2011.  Each of the Warburg Pincus Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock of the Company it may be deemed to beneficially own as of October 26, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Voting Agreement and the Stockholders Agreement have been terminated pursuant to their respective terms upon the termination of the Merger Agreement, while the Prior Agreements will remain in effect until otherwise terminated in accordance with their respective terms.  The information set forth in Item 4 with respect to the Voting Agreement, the Stockholders Agreement and the Prior Agreements is incorporated into this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2011	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 26, 2011	WARBURG PINCUS PARTNERS LLC

	By:	Warburg Pincus & Co., its Managing
Member

/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 26, 2011	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 26, 2011	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: October 26, 2011	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in- Fact*

Dated: October 26, 2011	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in- Fact**

________________________________

*Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.